Exhibit 99.1

Hanwha Q CELLS Reports Third Quarter 2015 Results

Seoul, Korea, November 19, 2015 — Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS” or the “Company”) (Nasdaq: HQCL), one of the world’s largest photovoltaic manufacturer of high-quality, high-efficiency solar modules, today reported its unaudited financial results for the three months ended September 30, 2015. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (10:00 pm Seoul Time) on November 19, 2015. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

HIGHLIGHTS

•	Total solar module shipments were 805 megawatts (“MW”), an increase of 31.1% quarter-over-quarter.

•	Total shipments include 742 MW of external shipments, 11 MW of OEM and 52 MW of shipments to the Company’s own downstream projects.

•	Net revenues were US$427 million, an increase of 26.4% quarter-over-quarter.

•	Gross profit rose 59.2% quarter-over-quarter to US$93.0 million at gross margin of 21.8%, an improvement of 450 basis points quarter-over-quarter, well exceeding the Company’s guidance of a minimum of 18%.

•	Total all-in processing costs approached US$0.39 per watt in September for in-house production.

•	The Company’s cash balance approached US$300 million.

•	Company generated US$52.4 million in net income.

•	Downstream pipeline exceeding 1.2 gigawatts (“GW”), with approximately 40% in late stage development.

•	The fourth quarter guidance is 1.2 to 1.4 GW of total module shipments, and gross margin at over 20%.

•	The Company reiterates its FY2015 guidance of total module shipments of 3.2 to 3.4 GW and raises its gross margin forecast to be approximately 19%.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS commented, “This quarter was one of the most significant milestones for the Company highlighted by a return to net profitability, accelerated shipment growth, all-in internal processing cost reduction to below US$0.40 per watt, expansion in gross margins to well over 20%, a downstream pipeline in excess of 1.2 GW, and a one-time $51.2 million arbitration award relating to inventory valuation during the Q.cells acquisition in 2012. We are now more fully benefiting from the merger between Hanwha SolarOne and Hanwha Q CELLS in February of this year, including the elimination of redundant costs as reflected in the improvement in our operating expenses as a percentage of revenues. The final quarter of 2015 looks equally bright with shipments expected to rise by 50% or more quarter-to-quarter. We expect to have a more meaningful contribution in the fourth quarter from sales of downstream projects up to 150 MW, bolstering both revenues and profits. And, we have begun shipments to NextEra Energy Resources as we begin to fulfill that 1.5 GW contract in the higher-priced US market.”

Mr. Nam continued, “Our aggressive capacity expansion plans in order to meet anticipated demand in 2016 and beyond are progressing on schedule. We expect to close this year with an estimated 4.3 GW of both cell and module capacity and 5.2 GW of both cell and module capacity by mid 2016, with approximately half located in Korea and Malaysia where we can ship modules duty free into the US.”

Chairman Nam concluded by noting, “Our outlook for 2016 is also robust. We will enter the year with the strongest foundation in the Company’s history with a competitive position rivaling, or in some cases exceeding, those of other Tier-1 solar companies in a number of categories including manufacturing scale, processing costs, technology and profitability. Our near-term downstream focus on build-to-sell will add to both revenues and profitability and enable the Company to more prudently manage its liquidity and financial leverage.”

THIRD QUARTER 2015 RESULTS

Net Revenues

•	Total net revenues were US$427.2 million, an increase of 26.4%.

•	Total solar module shipments were 805 MW, an increase of 31.1% quarter-over-quarter, meeting our guidance range.

•	Total shipments include 742 MW of external shipments, 11 MW of OEM and 52 MW of shipments to the Company’s own downstream projects.

•	The average selling price (ASP) of external shipments declined US$0.02 per watt to US$0.57 per watt in 3Q15, largely due to lower ASP’s in large developing markets, including China and India. Total revenues from the Company’s external module shipments was US$423.0 million with the geographic mix summarized in the table below:

	3Q15	2Q15	1Q15
North America	30.6%	36.7%	20.0%
Japan	19.8%	21.2%	24.0%
EMEA	24.5%	7.5%	34.0%
China	12.1%	8.0%	6.0%
ROW	13.0%	26.6%	16.0%
Total (US$M)	423.0	331.0	302.0

Gross Profit and Margin

•	Gross profit increased 59.2% to US$93.0 million from US$58.4 million in 2Q15. This increase in gross profit in 3Q15 was primarily due to higher revenues and further improvements in the company’s cost structure.

•	Gross margin improved to 21.8% from 17.3% in 2Q15. The improved gross margin is the result of continued high utilization of manufacturing facilities and reduction in processing costs.

•	Total all-in processing costs approached 39 cents per watt in September for our in-house production with little difference between using its own wafers and purchasing wafers. The Company’s cost structure improved due to continued high utilization, improvements resulting from increased automation, and higher purchasing power with much larger scale. The Company continues to benefit from the Malaysia facilities acquired from Q CELLS which manufactures cells at costs well below industry averages.

Operating Expense, Income and Margin

•	Operating profit was US$40.3 million, compared with an operating profit of US$1.0 million in 2Q15.

•	Operating expenses as a percent of revenues fell to 12.3% in the 3Q from 17.0% the previous quarter, as the company benefits from a growing shipment and revenue base, and the more efficient sales and marketing expenses associated with rapidly accelerating sales volumes. The company expects a reduction in operating expenses as a percent of revenues to approach 10% by the year end.

•	Operating expense included a one-time reimbursement of US$2.5 million in legal fees from the favorable outcome of an arbitration proceeding in 3Q15.

Net Interest Expense

•	Net interest expense was US$11.9 million, compared with US$14.8 million in 2Q15.

Foreign Exchange Loss

•	The unexpected devaluation of the Chinese Yuan was largely responsible for a US$18.0 million net foreign exchange loss during the 3Q15, mostly resulting from translation of outstanding USD denominated borrowings.

Changes in Fair Value of Derivative Contracts

•	The Company recorded a net gain of US$0.9 million from the change in fair value of derivatives in hedging activities as compared to a net gain of US$1.2 million for the preceding quarter.

Income Tax Expense

•	Income tax expense was US$2.4 million as compared to income tax expense of US$0.8 million for the preceding quarter.

Other Income

•	One-time gain of US$48.7 million was recorded this quarter from a reversal of arbitration accruals.

Net Income and Earnings per ADS

•	Net income attributable to shareholders on a GAAP basis was US$52.4 million, compared with net loss of US$14.2 million in 2Q15.

•	Net income attributed to shareholders per share was US$0.01, compared with net loss per share of US$0.00 in 2Q15.

•	Net income per basic ADS on a GAAP basis was US$0.63, compared with net loss per basic ADS of US$0.17 (retrospectively adjusted to reflect the current ADS to ordinary share ratio of one ADS to fifty ordinary shares effective on June 15, 2015) in 2Q15.

FINANCIAL POSITION

As of September 30, 2015, the Company had cash and cash equivalents of US$293.9 million. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were US$516.6 million as of September 30, 2015, an increase of US$60.1 million from the prior quarter. As of September 30, 2015, the Company had total long-term debt (net of current portion and long-term notes) of US$601.2 million, a reduction of US$17.9 million from 2Q15. The Company’s long-term bank borrowings are to be repaid in installments until their maturities, which range from one to eighteen years.

Net cash used in operating activities in 3Q15 was US$124.9 million. As of September 30, 2015, accounts receivable were US$342.1 million. Days sales outstanding (“DSO”) were 70 days in 3Q15. As of September 30, 2015, inventories totaled US$499.4 million. Days inventory turn 130 days in 3Q15.

Capital expenditures were US$104.0 million in 3Q15.

CAPACITY STATUS

As of September 30, 2015, the Company had in-house production capacities of 1.35 GW for ingot, 900 MW for wafer, 3.55 GW for cell and 3.35 GW for module. The Company currently plans to expand its nameplate cell and module capacities to 4.3 GW and 4.3 GW respectively by the end of 2015 and to 5.2 GW and 5.2 GW respectively by middle 2016.

600 MW for cell in 2015 and additional 900 MW for cell in 2016 of the aforementioned new cell capacity is from the production facility operated by Hanwha Q CELLS Korea, an affiliate of Hanwha Q CELLS Co., Ltd.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For the fourth quarter 2015, the Company expects:

•	Module shipments of 1.2 to 1.4 GW

•	Gross margins at over 20%

For the full year 2015, the Company expects:

•	Module shipments of 3.2 to 3.4 GW

•	Gross margins of approximately 19%

•	Capital expenditures of US$280 million for cell and module capacity expansions and manufacturing technology upgrades.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. These forward-looking statements also include 4Q15, 2H15, and full-year 2015 estimates for PV product shipments, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (10:00 pm Seoul Time) on November 19, 2015. Mr. Seong-woo Nam, Chairman and CEO; Mr. Jay SEO, Chief Financial Officer; Mr. Andy Park, Vice President of Corporate Planning; Mr. Paul Combs, Vice President of Investor Relations; and Mr. Sean Park, Senior Director of Strategic Planning/IR, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

-International Toll Dial-In Number	+65 67135090
-China, Domestic	400 620 8038
-China, Domestic	800 819 0121
-United States Toll Free	1 866 519 4004
-Germany Toll Free	0 800 182 0671
-South Korea Toll Free	00 308 132 266

Passcode: HQCL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: www.hanwha-qcells.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

-International Toll Dial-In Number	+61 2 8199 0299
-Toll free China, Domestic	400 632 2162
-Toll Free United States	1 855 452 5696
-Toll Free Germany	0 800 180 2149
-Toll Free South Korea	00 798 6136 1602

Conference ID 70902143

Replay time period: November 19, 2015 11:00 AM ET - November 27, 2015 7:59 AM ET

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international footprint including facilities in China, Malaysia, and South Korea, Hanwha Q CELLS is in a unique position to flexibly address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com

For further information contact:

Hanwha Q CELLS Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

86 Cheonggyecheon-ro

Jung-gu, Seoul, Korea

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

SOURCE: Hanwha Q CELLS Co., Ltd.